Preliminary Terms No. 131
Registration Statement No. 333-131266
Dated October 27, 2006
Rule 433

100% CAPITAL PROTECTED NOTES DUE NOVEMBER 30, 2011
ISSUED BY MORGAN STANLEY

BASED ON THE VALUE OF THE

NIKKEI 225® INDEX

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Prospectus Supplement for Capital Protected Notes dated March 14, 2006
Prospectus dated January 25, 2006

5 Year Capital Protected Note linked to the Nikkei 225® Index due November 30, 2011

Overview

Capital Protected Notes

Capital Protected Notes provide investors with exposure to an asset or asset class including equities, commodities and currencies with limited or no downside risk to the initial investment. They are for investors who are concerned about principal risk and who are willing to forgo some upside or yield in exchange for principal protection.

How Capital Protected Notes work

At maturity, in addition to the protected principal amount, if the underlying asset has appreciated, investors will receive an additional payment based on the performance of the asset times a participation rate.

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5 Year Capital Protected Note linked to the Nikkei 225® Index due November 30, 2011

Fact Sheet

The Capital Protected Notes due November 30, 2011 Based on the Value of the Nikkei 225® Index, which we refer to as the Notes, are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by these preliminary terms. At maturity, we will pay per Note the principal amount of $1,000 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of the Nikkei 225® Index.

Expected Key Dates

Expected Pricing Date: October ,2006	Expected Issue Date: November ,2006 (5 trading days after the Pricing Date)	Maturity Date: November 30, 2011, subject to postponement in the event of certain market disruption events

Key Terms

Issuer:	Morgan Stanley
Underlying Index:	Nikkei 225® Index (the “NKY Index”)
Issue Price (Par):

$1,000

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the Notes distributed by such dealers.

Interest:	None
Payment at Maturity:	Par plus the Supplemental Redemption Amount, if any
Supplemental Redemption Amount:	Par x Index Percent Change x Participation Rate; provided that the Supplemental Redemption Amount will not be less than zero
Index Percent Change:	(Final Index Value – Initial Index Value) / Initial Index Value
Participation Rate:	110% to 115% (to be determined on the Pricing Date)
Initial Index Value:	The closing value of the NKY Index on the index business day immediately following the Pricing Date.
Final Index Value:	The closing value of the NKY Index on the Determination Date.
Determination Date:	November 28, 2011
Risk Factors:	Please see “Risk Factors” on page 9

General Information

Listing:	The Notes will not be listed on any securities exchange.
CUSIP:	61748A296
Minimum Ticketing Size:	100 Notes
Tax Consideration:

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, regardless of whether any stated interest is payable on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. If the Notes were priced on October 26, 2006, the “comparable yield” would be a rate of 5.4059% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) would consist of a projected amount equal to $1,311.45 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

The following table states the amount of original issue discount (“OID”) (without taking into account the actual payment received at maturity) that will be deemed to have accrued with

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5 Year Capital Protected Note linked to the Nikkei 225® Index due November 30, 2011 respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

Original Issue Date through December 31, 2006	$8.8597	$8.8597
January 1, 2007 through June 30, 2007	$27.2690	$36.1287
July 1, 2007 through December 31, 2007	$28.0060	$64.1347
January 1, 2008 through June 30, 2008	$28.7630	$92.8977
July 1, 2008 through December 31, 2008	$29.5405	$122.4382
January 1, 2009 through June 30, 2009	$30.3389	$152.7771
July 1, 2009 through December 31, 2009	$31.1590	$183.9361
January 1, 2010 through June 30, 2010	$32.0012	$215.9373
July 1, 2010 through December 31, 2010	$32.8662	$248.8035
January 1, 2011 through June 30, 2011	$33.7545	$282.5580
July 1, 2011 through November 30, 2011	$28.8891	$311.4471

This table will be updated in the final pricing supplement using the actual comparable yield determined on the pricing date.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

Calculation Agent:	Morgan Stanley & Co. Incorporated

Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the accompanying prospectus supplement for capital protected notes and prospectus for this offering.

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5 Year Capital Protected Note linked to the Nikkei 225® Index due November 30, 2011

Key Benefits		Key Investment Rationale

•	100% Principal Protection, subject to the Issuer’s credit.	You may be interested in the Notes if you are:
•	Participation in the positive performance of the NKY Index	•	Seeking participation in the appreciation potential of theNKY Index but are concerned about principal risk.
•	Medium-term senior debt instrument whose payment at maturity are backed by the Issuer whose credit rating is currently Aa3/A+.	•	Willing to forgo market floating interest rates in exchangefor a supplemental amount based on the percentage increase, if any, of the NKY Index.
		•	Seeking to add equity-linked investments to balance out a portfolio otherwise dominated by fixed-income investments.
		•	Seeking equity exposure and diversification.

Key Risks

•	The Notes may not pay more than the principal amount at maturity and do not pay interest.	Please carefully review all the “Risk Factors” on page 9
•	Prior to maturity, the Notes may, depending on market conditions (primarily movements in the NKY Index and interest rates), trade below the original Issue Price.
•	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
•	If the supplemental redemption amount due at maturity is equal to zero, the return on an investment in the Notes (the effective yield to maturity) will be less than the amount that would be paid on an ordinary debt security.
•	Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.

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5 Year Capital Protected Note linked to the Nikkei 225® Index due November 30, 2011

Hypothetical Payout on the Notes

At maturity, if the Final Index Value is greater than the Initial Index Value, for each $1,000 principal amount of Notes that you hold, you will receive a supplemental redemption amount in addition to the principal amount of $1,000. The supplemental redemption amount will be equal to the product of (i) $1,000 times (ii) the percentage, if any, by which the Final Index Value exceeds the Initial Index Value times (iii) the participation rate. Presented below is a hypothetical example showing how the payout on the Notes, including the supplemental redemption amount, is calculated, as well as a table showing a range of hypothetical payouts on the Notes.

Example:

The hypothetical Final Index Value is 50% greater than the hypothetical Initial Index Value.

Hypothetical Initial Index Value:	16,000
Hypothetical Final Index Value:	24,000
Hypothetical Participation Rate:	112.5%

(1,500-1,000)
Supplemental Redemption Amount per Note = $1 000	x		x	112.5% $562.5
1,000

In the example above, the total payment at maturity per note will equal $1,562.5, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $562.5.

The examples of the hypothetical supplemental redemption amounts and payouts at maturity provided in the table below are intended to illustrate the effect of the participation rate on each $1,000 principal amount of Notes for the specified Final Index Values, however they do not cover the complete range of possible payouts at maturity.

Percent Change of the Index	Final Index Value	Principal Amount	Supplemental Redemption Amount	Payment at Maturity	Percent Return on $1,000 Note
-100%	0	$1,000	$0	1,000	0%
--	--	--	--	--	--
-50%	8,000	$1,000	$0	$1,000	0%
-40%	9,600	$1,000	$0	$1,000	0%
-30%	11,200	$1,000	$0	$1,000	0%
-20%	12,800	$1,000	$0	$1,000	0%
-10%	14,400	$1,000	$0	$1,000	0%
0%	16,000	$1,000	$0	$1,000	0%
10%	17,600	$1,000	$112.50	$1,112.50	11.25%
20%	19,200	$1,000	$225.00	$1,225.00	22.50%
30%	20,800	$1,000	$337.50	$1,337.50	33.75%
40%	22,400	$1,000	$450.00	$1,450.00	45.00%
50%	24,000	$1,000	$562.50	$1,562.50	56.25%
60%	25,600	$1,000	$675.00	$1,675.00	67.50%
70%	27,200	$1,000	$787.50	$1,787.50	78.75%
80%	28,800	$1,000	$900.00	$1,900.00	90.00%
90%	30,400	$1,000	$1,012.50	$2,012.50	101.25%
100%	32,000	$1,000	$1,125.00	$2,125.00	112.50%

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5 Year Capital Protected Note linked to the Nikkei 225® Index due November 30, 2011

Information about the Nikkei 225® Index

The Nikkei 225 Index. The Nikkei 225 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index” in the prospectus supplement for capital protected notes.

License Agreement between Nikkei and Morgan Stanley. “Nikkei 225® Index” is a trademark of Nihon Keizai Shimbun, Inc. and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index—License Agreement between Nikkei and Morgan Stanley” in the prospectus supplement for capital protected notes.

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5 Year Capital Protected Note linked to the Nikkei 225® Index due November 30, 2011

Historical Information

     The following tables set forth the published high and low index closing values for NKY Index, as well as end-of-quarter index closing values for each quarter in the period from January 1, 2001 through October 25, 2006. The NKY Index closing value on October 25, 2006 was 16,699.30. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification. The historical values of the NKY Index should not be taken as an indication of future performance.

NKY Index	High	Low	Period End

2001
First Quarter	14,032.42	11,819.70	12,999.70
Second Quarter	14,529.41	12,574.26	12,969.05
Third Quarter	12,817.41	9,504.41	9,774.68
Fourth Quarter	11,064.30	9,924.23	10,542.62
2002
First Quarter	11,919.30	9,420.85	11,024.94
Second Quarter	11,979.85	10,074.56	10,621.84
Third Quarter	10,960.25	9,075.09	9,383.29
Fourth Quarter	9,215.56	8,303.39	8,578.95
2003
First Quarter	8,790.92	7,862.43	7,972.71
Second Quarter	9,137.14	7,607.88	9,083.11
Third Quarter	11,033.32	9,265.56	10,219.05
Fourth Quarter	11,161.71	9,614.60	10,676.64
2004
First Quarter	11,770.65	10,365.40	11,715.39
Second Quarter	12,163.89	10,505.05	11,858.87
Third Quarter	11,896.01	10,687.81	10,823.57
Fourth Quarter	11,488.76	10,659.15	11,488.76
2005
First Quarter	11,966.69	11,238.37	11,668.95
Second Quarter	11,874.75	10,825.39	11,584.01
Third Quarter	13,617.24	11,565.99	13,574.30
Fourth Quarter	16,344.20	13,106.18	16,111.43
2006
First Quarter	17,059.66	15,341.18	17,059.66
Second Quarter	17,563.37	14,218.60	15,505.18
Third Quarter	16,385.96	14,437.24	16,127.58
Fourth Quarter (through
October 25, 2006)	16,788.82	16,082.55	16,699.30

The following graph sets forth the historical performance of the NKY Index. The graph covers the period from January 1, 2001 through October 25, 2006. The graph does not attempt to show your expected return on an investment in the Notes. The historical performance of the NKY Index should not be taken as an indication of its future performance.

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5 Year Capital Protected Note linked to the Nikkei 225® Index due November 30, 2011

Risk Factors

The following is a non-exhaustive list of certain key risks for investors in the Notes. For a complete list of risk factors, please see the accompanying prospectus supplement for Notes and the accompanying prospectus.

Structure Specific Risk Factors

  The Notes do not pay interest and may not pay more than the principal amount at maturity. Unlike ordinary debt securities, the Notes do not pay interest. Instead, at maturity, the investor will receive the principal amount of $1,000 per Note plus a Supplemental Redemption Amount if the Final Index Value is greater than the Initial Index Value. Furthermore, because the Supplemental Redemption Amount due at maturity may equal zero, the return on your investment in the Notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security. The return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

  Market price influenced by many unpredictable factors. Several factors will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Notes in the secondary market including: the value and volatility of the NKY Index, the dividend yield on the stocks underlying the NKY Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political, regulatory or judicial events and creditworthiness of the Issuer. Some or all of these factors will influence the price that an investor will receive if they sell the Notes prior to maturity.

  Not equivalent to investing in the NKY Index; no shareholder rights. Investing in the Notes is not equivalent to investing in the NKY Index or any of its component stocks. Investors in the Notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that underlie the NKY Index.

  The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS
  & Co. is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since theoriginal issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, aswell as the projected profit included in the cost of hedging the Issuer’s obligations under the Notes.

  Return of principal is subject to the credit risk of Morgan Stanley. Payments at maturity are subject to the ability of Morgan Stanley to pay its obligations when they become due. Morgan Stanley’s senior debt is currently rated A+ by Standard & Poor’s and Aa3 by Moody’s Investors Service.

  There are risks associated with investments in securities linked to the value of an index comprising foreign equity securities. Investments in securities linked to the value of an index comprising foreign equity securities involve risks associated with the foreign securities market, including volatility, governmental intervention and cross-shareholdings among companies in such index. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

Other Risk Factors

  Secondary trading may be limited. The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide significant liquidity. MS & Co. currently intends to act as a market maker for the Notes but is not required to do so. If, at any time, MS & Co. were to cease acting as a market maker, it is likely that there would be significantly less liquidity in the secondary market, in which case the price at which you would be able to sell your Notes would likely be lower than if an active market existed. If MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

  Adjustments to the NKY Index could adversely affect the value of the Notes. Nihon Keizai Shimbun, Inc. can add, delete or substitute the stocks underlying the NKY Index, and can make other methodological changes that could change the value of the NKY Index; or may discontinue or suspend calculation or publication of the NKY Index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the Notes.

  Potential Adverse Economic Interest of the Calculation Agent. The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the Notes or that trade in the component stocks of the NKY Index or other instruments related to the NKY Index are potentially adverse to your interests as an investor in the Notes. The hedging or trading activities of our affiliates on or prior to the Index Business Day immediately

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following the Pricing Date and on the Determination Date could adversely affect the index value and, as a result, could decrease the amount you may receive on the Notes at maturity. Any of these hedging or trading activities on or prior to the Index Business Day immediately following the Pricing Date could potentially affect the Initial Index Value and, as a result, could increase the value at which the NKY Index must close on the Determination Date before you receive a payment at maturity that exceeds the principal amount on the Notes. Additionally, such hedging or trading activities during the term of the Notes could potentially affect the value of the NKY Index on the Determination Date and, accordingly, the amount of cash you will receive at maturity.

For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-15 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

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